 As filed with the Securities and Exchange Commission on May 10, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

April 28, 2006

ISSUE OF WARRANTS

Tele2 AB (publ) today announced that the Board of Directors resolved to issue a maximum of 1,576,000 warrants pursuant to the prior authorisation by the General Meeting.

The Board of Directors resolved on this day to issue a maximum of 1,576,000 warrants each entitling to subscription for one new Class B share in Tele2 AB during the period commencing on the date of registration of the issue by the Swedish Companies Registration Office up to and including 31 March 2011. The exercise price for a warrant shall be SEK 94.80, which corresponds to 110 per cent. of the average last trading price for Tele2 AB’s Class B shares, during the period 22 February - 7 March 2006. Notwithstanding the shareholders’ preferential rights, the party entitled to subscribe for the warrants shall be a wholly-owned subsidiary of Tele2 AB. The issue was effected pursuant to a decision by the Extraordinary General Meeting held on 21 February 2006 to authorise the Board of Directors to resolve to issue a maximum of 2,118,000 warrants in order to ensure delivery of Class B shares under the stock options in the incentive program.

CONTACTS

Lars-Johan Jarnheimer	Telephone: + 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone: + 46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Our mission is to offer cheap and simple telecoms. Tele2 always strives to offer the market’s best prices. We have over 30 million customers in 23 countries. Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange since 1996. In 2005, we reported operating revenue of SEK 50 billion and EBITDA of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: May 10, 2006